Act 34
Section 13(a)
Rule
Public Availability 2-6-02

02013035

February 6, 2002

NO ACT
P.E 2-4-02
0-14941

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Cambridge Advantaged Properties II Limited Partnership ("Partnership")
Incoming letter dated February 4, 2002

Based on the facts presented, the Division will not object if the Partnership discontinues filing annual and quarterly reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and instead, pursuant to its undertakings, the Partnership discloses any material events relating to its winding up and liquidation in current reports filed on Form 8-K. In reaching this conclusion, we note your representation that the Partnership will file a final report on Form 8-K at the time the liquidation is complete

This position is based on the representations made to the Division in your letter. Any different facts or circumstances might require different results. This letter expresses the Division's view on enforcement action only and does not express a legal opinion on the question presented.

Sincerely,

Anne M. Krauskopf

Anne M. Krauskopf
Special Counsel

PROCESSED
FEB 11 2002
P THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2002

Mark Schonberger
Paul Hastings, Janofsky & Walker
75 East 55th Street
New York, New York 10022-3205

Re: Cambridge Advantaged Properties II Limited Partnership

Dear Mr. Schonberger:

In regard to your letter of February 4, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 FEB -5 PM 3:29

(212) 318-6859 42763.00016

February 4, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
c/o Paula Dubberly, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: No-Action Letter Request Relating to:

Cambridge Advantaged Properties II Limited Partnership
Commission File No. 0-14941
Section 13(a) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are writing on behalf of Cambridge Advantaged Properties II Limited Partnership (the "**Partnership**") to request your confirmation that the staff of the Division of Corporation Finance (the "**Staff**") will not recommend that the Securities and Exchange Commission (the "**Commission**") take any enforcement action against the Partnership, or its partners, if the Partnership ceases to comply with Section 13(a) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), except as to Current Reports on Form 8-K with respect to any material subsequent events occurring during the winding up of the Partnership's affairs, including reports concerning the final termination of the Partnership. This letter amends and restates our initial letter dated December 20, 2001 and reflects supplemental information requested by the Staff.

As further discussed below, the Partnership does not conduct any active business operations, the limited partnership interests of the Partnership (the "**Limited Partnership Interests**") are not publicly or actively traded, and we believe that limited Exchange Act reporting is consistent with the protection of public investors.

Facts

Overview; Sale of Last Remaining Local Partnership Interest. The Partnership was formed in June 1985 to invest, as a limited partner, in other limited partnerships ("**Local Partnerships**"), each of which owns and operates an existing residential housing development.

One of the Partnership's original investment objectives was to provide current tax benefits in the form of tax losses which the Partnership's limited partners (**"Limited Partners"**) could use to offset passive income from other sources and was not formed to provide tax credits to its Limited Partners. The Partnership acquired interests in 12 Local Partnerships (**"Local Partnership Interests"**) since its inception, all of which have been sold or otherwise disposed of as of November 16, 2001 when the last Local Partnership Interest was sold. We note, however, that for financial reporting purposes, the Partnership's fiscal quarter ends just under 90 days after the end of the fiscal quarter of each of its Local Partnerships in order to allow adequate time for the Local Partnerships' financial statements to be prepared and consolidated. Therefore, the Partnership's next fiscal quarter will end December 25 while the Local Partnerships' fiscal quarter ended September 30. As a result, the Partnership's next quarterly statement will continue to reflect the ownership of its last two remaining Local Partnership Interests even though they were sold in November.

The Partnership is in the process of winding up its operations. As discussed below, the Partnership has only two remaining assets (other than a small cash reserve to pay for continuing expenses during the winding-up process). Neither of these assets requires any active management. In this regard, the general partners have agreed that commencing with the current quarter, they will waive any partnership management fees to which they otherwise may have been entitled under the Partnership's Restated Agreement of Limited Partnership (the **"Partnership Agreement"**).

Dissolution. The Partnership is organized under the laws of Delaware. Section 17-801(5) of the Delaware Revised Uniform Limited Partnership Act provides that a limited partnership is dissolved and its affairs wound up upon the happening of events specified in a partnership agreement. Pursuant to Section 8.1 of the Partnership Agreement, the Partnership will dissolve 150 days after the sale or other disposition of all Local Partnership Interests and other assets of the Partnership.

The Partnership has disposed of its last remaining Local Partnership Interest. Following such sale, the Partnership only has the following two assets remaining: (a) a $700,000 promissory note received in connection with the sale of a Local Partnership Interest to a buyer that was not affiliated with the Partnership or its general partners; and (b) a potential insurance claim arising out of the fact that one of the Local Partnerships retained an insurance claim with respect to property damage at the property sold by such Local Partnership. The realization of these assets and their liquidation does not require the Partnership to conduct any active business operations. The promissory note is due on July 28, 2002. The insurance claim has been turned over to a law firm that is handling the matter on a contingency basis and it is not determinable at this time what amount, if any, may be recoverable.

But for the ownership of these two remaining assets, the Partnership would otherwise be able to dissolve under the terms of its Partnership Agreement. In any event, from now until it is able to technically dissolve under the terms of its Partnership Agreement and Delaware law, the Partnership will not conduct any active business operations and will only take actions that are required to further its own dissolution and liquidation.

Limited Partnership Interests not Listed or Traded. The Partnership is a closed-end entity that currently has issued and outstanding 7,150 Limited Partnership Interests held by 2,943

Limited Partners. The Partnership has always acted as its own transfer agent and the Limited Partnership Interests have never been listed or traded on a public securities exchange or on any similar trading facility. Since the sale of the Partnership's final Local Partnership Interest, it has been the general partners' policy to limit and not permit the sale, assignment, transfer or exchange of it's Limited Partnership Interests except for estate planning, gift and intra family transfers. Since such sale, there have been no third party-transfers of Limited Partnership Interests requested or permitted by the Partnership (other than estate planning, gift and intra family transfers).

Pursuant to Section 7.2 of the Partnership Agreement, the general partners, in their sole discretion, may prohibit the substitution of transferees as limited partners although the Partnership Agreement does not affirmatively permit the general partners to prohibit assignments of economic interests. In order to prohibit all transfers (including assignments of economic interests) the Partnership Agreement would need to be amended which would require that the Partnership solicit proxies pursuant to a Section 14A proxy statement. In light of the limited trading activity of the Limited Partnership Interests, the general partners determined that it would not be in the best interests of the Limited Partners to incur such a cost and to solicit such proxies. The policy adopted by the general partners has been communicated to those Limited Partners who have requested transfers and will be included in the Partnership's next quarterly report to Limited Partners which is expected to be distributed in February.

Winding Up and Liquidation of the Partnership. The Partnership's liquidation is anticipated to occur no later than the end of its March 25, 2003 fiscal year and may occur as early as the date the promissory note matures (i.e. July 28, 2002). The Partnership will distribute all of the net liquidation proceeds received to date to its Limited Partners as of February 2002. These liquidation proceeds represent substantially all of the proceeds which the Partnership expects to distribute to Limited Partners notwithstanding the fact that the Partnership may have additional net liquidation proceeds to distribute with respect to the two remaining assets.

Upon completion of the liquidation, the Partnership will distribute the remaining liquidation proceeds, if any, and terminate as described in more detail below:

Section 8.2(A) of the Partnership Agreement provides that "Upon dissolution of the Partnership, the General Partners shall liquidate the assets of the Partnership, apply and distribute the proceeds thereof as contemplated by [the Partnership Agreement] and cause the cancellation of [its Certificate and Agreement of Limited Partnership]. Section 17-203 of Delaware's Revised Uniform Limited Partnership Act permits a limited partnership to file a certificate of cancellation "upon the dissolution and the completion of winding up of a limited partnership." Accordingly, upon the completion of its liquidation, the Partnership will be terminated and will file a certificate of cancellation with the Secretary of State.

Communications with Limited Partners. The Partnership has advised that it will file Forms 8-K when and as necessary to publicly disclose all material events relating to the winding-up and termination of the Partnership. Pursuant to Section 9.4 of the Partnership Agreement, it will continue to be obligated to provide quarterly and annual reports to its Limited Partners. As required by the Partnership Agreement, the annual report will contain, among other items, audited financial statements prepared in accordance with generally accepted accounting principles. In addition to the foregoing, the Partnership has authorized us to represent to the Staff that the

Partnership will file a Form 8-K upon its liquidation in order to announce the liquidation of the Partnership and the termination of its existence. Furthermore, the Partnership has also authorized us to represent to the Staff that it is current in its reporting obligations under the Exchange Act.

Relief Sought

Due to the number of Limited Partners in the Partnership, it has not been eligible to file a Form 15 to terminate its registration under Section 12(g) of the Exchange Act. The Partnership has continued to file reports under the Exchange Act in accordance with Section 13(a). To date, the Partnership is current and timely in meeting its reporting requirements under the Commission's rules. However, because of (a) the lack of active business operations by the Partnership, (b) the absence of a trading market in the units of the Partnership, and (c) the anticipated dissolution of the Partnership as a result of the sale of all of its assets, the Partnership believes that the continued filing of all of such reports no longer serves any useful purpose. Moreover, the continued filing of such reports would require the expenditure of funds which otherwise could be distributed to the Limited Partners. While the general partners acknowledge that under the Partnership Agreement the Partnership continues to be obligated for the expense of an annual audit, they estimate that the Partnership would incur additional annual expenses of approximately $50,000 in accounting, printing, legal and miscellaneous expenses if it were to continue to be obligated to file Exchange Act reports. Regardless of the actual amount of the additional expense, we respectfully submit that any incremental cost to the Partnership does not serve the interests of the Limited Partners nor does it increase the protection of investors.

For these reasons, the Partnership respectfully requests the Staff to confirm that it will not take enforcement actions against the Partnership or its general partners and its officers, if the Partnership suspends filing its Forms 10-K and 10-Q and undertakes to file Forms 8-K when and as necessary to publicly disclose all material events relating to the winding-up and termination of the Partnership.

Discussion

Under Exchange Act Release No. 34-9660 (June 30, 1972) the Commission has allowed the modification of Exchange Act reporting obligations where the issuer, like the Partnership, has virtually ceased operation and such relief is not inconsistent with the protection of public investors. In determining whether the requested relief is consistent with the protection of investors, the release notes that the Commission will consider the nature and extent of the trading in the securities of the issuer. The Commission has also conditioned the modification of Exchange Act reporting obligations on a determination that full compliance would entail unreasonable effort or expense in light of the potential benefits of such reporting.

In several no-action letters issued in this area, the Staff has taken a position that it will not recommend enforcement action against an issuer which is otherwise current in its Exchange Act reporting obligations, or its officers and directors, where the filing of Forms 10-Q and 10-K is suspended but the issuer undertakes to disclose to public investors any material developments relating to its winding up and liquidation on Form 8-K. In particular, the Commission's grant of relief in *RWB Medical Income Properties 1 Limited Partnership, RWB Medical Income Properties 2A Limited Partnership, and RWB Medical Income Properties 2B Limited Partnership (available May 12, 1998)* is almost directly applicable to the facts involving the Partnership. In

RWB, the subject partnerships had recently sold all of their assets but were required to wait approximately three years before being able to complete their liquidation and termination. As with the Partnership, the RWB partnerships were not listed or traded on a securities exchange nor, following the sale of substantially all their assets, were their securities permitted to be transferred except in certain limited circumstances. *See also, Secom General Corporation (available March 21, 2001); and Numerica Financial Corporation (available April 1, 1996).*

We believe that the relief requested by the Partnership is entirely consistent with the position taken by the Staff in other no-action letters dealing with similar circumstances as follows:

- the Partnership no longer conducts any active business operations;

- there has historically been only limited trading in the Limited Partnership Interests, the Partnership's Limited Partnership Interests have never been listed or traded on a public securities exchange or on any similar trading facility, and the general partners have adopted a policy (which will be formally communicated to Limited Partners in the Partnership's next quarterly mailing) prohibiting transfers of ownership on the records of the Partnership except in certain limited circumstance;

- the Partnership's only remaining activity is acting as a caretaker of its two remaining assets and completing the liquidation and distribution of its assets to the Limited Partners; and

- the Partnership has agreed to undertake to file with the Commission a Form 8-K with respect to any material subsequent events occurring during the winding up of its affairs, including reports concerning its final termination and liquidation, and will continue to provide quarterly and annual reports to its Limited Partners as required by the Partnership Agreement.

For all of the foregoing reasons, the Partnership believes that the requested relief is consistent with the protection of investors. In this regard, the Partnership believes that the expense of continuing to prepare regular reports on Forms 10-K and 1O-Q will not benefit the Limited Partners and will only reduce the funds otherwise available to distribute to the partners.

In accordance with Release No. 33-6269, seven additional copies of this letter are enclosed. Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope.

If you have any questions or require additional information, please contact me at 212-318-6859. If you are disinclined to grant the requested relief, we would very much appreciate the opportunity to discuss with you, in advance, any additional conditions which you might consider imposing in connection with a favorable determination.

Sincerely yours,

Mark Schonberger
For Paul, Hastings, Janofsky & Walker LLP

cc: Anne Krauskopf

Alan Hirmes
Virginia Plithides
Stephen Herbstman

NY/364456.10